DATAGRAN INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANT´S
AUDIT REPORT

DECEMBER 31, 2023 and 2022

DATAGRAN INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT´S AUDIT REPORT

DECEMBER 31, 2023 and 2022

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management

Datagran, INC

I have audited the accompanying consolidated financial statements of Datagran,Inc (a Delaware corporation), which comprise the consolidated balance sheets as of December 31st, 2023, and December 31st, 2022, and the consolidated related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our conclusion is not modified with respect to this matter.

Opinion

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datagran, Inc as of December 31st, 2023, and December 31st, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.


DocuSigned by:
Omar Ruiz
337FE776251849D...

Revisor Fiscal, TP:91841-T March 31,2024

DATAGRAN
CONSOLIDATED BALANCE SHEET
For the Period Ending December 31, 2023-2022
(Audit)

	December 2023	December 2022
ASSETS		
Current assets:		
Cash and Cash equivalents	61,189	187,219
Accounts Receivable	127,304	178,602
Other Currents assets	139,468	83,824
Prepaid taxes	61,088	27,465
TOTAL CURRENTS ASSETS	**389,049**	**477,110**
Property and equipment, net	7,370	8,808
TOTAL ASSETS	**396,419**	**485,918**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities:		
Account Payables	166,389	202,944
Loan Payable	73,744	119,373
Payroll and sales taxes payable	18,502	20,507
Income tax payable	9,333	6,570
Deferred Income	-	26,384
Total Current liabilities	**267,968**	**375,778**
Long term Liabilities		
TOTAL LIABILITIES	**267,968**	**375,778**
STOCKHOLDERS EQUITY		
Capital Stock	29,307	30,372
Additional Paid In Capital	5,374,950	4,963,356
Conversion Effect Consolidation	- 689,179	- 673,895
Common Stock	57	57
Preferred Stock	32	32
Retained earnings (accumulated deficit)	- 4,177,686	- 3,412,223
Net Income for period	- 409,030	- 797,559
Total stockholders Equity	128,451	110,140
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**396,419**	**485,918**

DATAGRAN
CONSOLIDATED STATEMENT OF INCOME/(LOSS)
For the Period Ending December 31, 2023-2022
(Audit)

	December 2023	December 2022
Revenues	728,796	596,387
Less: Discounts and refunds		
Cost of Revenues	147,289	141,990
Gross Profit	**581,508**	**454,397**
Operating Expenses		
General and Administrative	960,278	1,205,745
Sales and Marketing	17,058	48,789
Total Operating Expenses	**977,335**	**1,254,534**
Operating Income (Loss)	**- 395,828**	**- 800,137**
Others Non Op Expenses	20,334	85,880
Others Non Op Income	7,132	88,459
Net Income (loss)	**- 409,030**	**- 797,558**

Muriel Solano Escobar
Representante Legal

Sandra Liliana Ovalle
Contador Publico
Tarjeta Profesional
80421-T

Omar Ernesto Ruiz
Revisor Fiscal
Tarjeta Profesional
91841-T

DATAGRAN
CONSOLIDATED STATEMENT OF CASH FLOWS
For Period Ending December 31, 2023-2022
Audit

	December 2023	December 2022
Operating Activities		
Net Income (Loss)	- 409,030	- 797,559
Changes in operating asste and liabilities:		
Increase(Decrease) in account receivable	51,298	12,944
Increase(Decrease) in Other currents assets	- 55,644	- 74,636
Increase(Decrease) in Prepaid Taxes	- 33,623	30,728
Increase(Decrease) in Account Payable	- 36,555	41,555
Increase(Decrease) in Payroll an taxes payable	- 2,005	- 19,639
Increase(Decrease) in income Taxes Payable	2,763	1,877
Increase(Decrease) in deferred income	- 26,384	25,537
Net Cash used by operating activities	**- 509,180**	**- 779,193**
Investing Activities		
Purchase of fixed asset (Net)	1,438	6,516
Net Cash provided by investing activities	**1,438**	**6,516**
Financing Activities		
Loan	- 45,629	23,756
Variation exchange rate	15,747	- 15,023
Additional Capital	411,594	520,985
Net Cash provided by financial activities	**381,712**	**529,718**
Net Increase/Decrease in cash and cash equivalents	- 126,030	- 242,959
Cash and cash equivalents at beginning of year	**187,219**	**430,178**
Cash and cash equivalents at the end of year	**61,189**	**187,219**

Muriel Solano Escobar	Sandra Liliana Ovalle	Omar Ernesto Ruiz
Representante Legal	Contador Publico	Revisor Fiscal
	Tarjeta Profesional	Tarjeta Profesional
	80421-T	91841-T

DATAGRAN
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
For the Period Ending December 31, 2023 and 2022
Audit

	Capital Stock	Common Stock	Preferred Stock	Addional Paid in Capital	Conversion Effect Consolidation (additional Paid)	Retained Earning	Total Stockholder Equity
Balance as of December 2017	**51,606**	**0**	**0**	**-**		**- 144,683**	**- 93,077**
Issuance of common stock		57					57
Issuance of preferret stock			32				32
Additional Paid				3,584,911			3,584,911
Net Income Loss						- 2,438,953	- 2,438,953
Balance as of December 2018	**51,606**	**57**	**32**	**3,584,911**	**-**	**- 2,583,635**	**1,052,971**
Issuance of common stock							-
Variation exchange rate	1,832				- 77,156		- 75,324
Additional Paid				857,460			857,460
Net Income Loss						- 346,255	- 346,255
Balance as of December 2019	**53,438**	**57**	**32**	**4,442,371**	**- 77,156**	**- 2,929,890**	**1,488,852**
Issuance of common stock							
Variation exchange rate	- 7,213				- 107,250	- 3,278	- 117,741
Net Income Loss						- 492,877	- 492,877
Balance as December 31, 2020	**46,225**	**57**	**32**	**4,442,371**	**- 184,406**	**- 3,426,045**	**878,234**
Issuance of common stock							-
Variation exchange rate	- 11,289				- 347,953	275,873	- 83,369
Net Income Loss						- 393,128	- 393,128
Balance as December 31, 2021	**34,936**	**57**	**32**	**4,442,371**	**- 532,359**	**- 3,543,300**	**401,737**
Issuance of common stock							-
Variation exchange rate	- 4,564				- 141,536	131,078	- 15,023
Additional Paid				520,985			520,985
Net Income Loss						- 797,558	- 797,558
Balance as December 31, 2022	**30,372**	**57**	**32**	**4,963,356**	**- 673,895**	**- 4,209,781**	**110,141**
Issuance of common stock							-
Variation exchange rate	- 1,065				- 15,284	32,096	15,747
Additional Paid				411,594			411,594
Net Income Loss						- 409,030	**- 409,030**
Balance as December 31, 2023	**29,307**	**57**	**32**	**5,374,950**	**- 689,179**	**- 4,586,714**	**128,452**

Datagran Inc.

Notes to the Consolidated Financial Statements
for the Years Ending December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

DATAGRAN, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on Feb 06, 2017. The Company is a direct-to-consumer, business-to-business, and wholesale global operation. The Company's headquarters are in San Francisco. The company began operations in 2017.

On September 19, 1977, Data Gran SAS, a Colombian company was registered in Cartagena Colombia. In 2017 upon the creation of the Company, Data Gran SAS was consolidated with and into the Company.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2021, the Company had positive working capital and has cash flow for the next eighteen months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The financial statements include the consolidated results of Data Gran, Inc. and Data Gran SAS. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Fiscal Year

The Company operates on a December 31st, year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023, and 2022, the Company had $61,189 and $187,219 of cash on hand, respectively.

Receivables and Credit Policy

The Company deals with two major business segments. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023, and 2022, the Company had $127,304 and $178,602 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31st, 2022 and 2023, the Company does not have any uncollectable accounts and no provision was recognized.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023, and 2022 respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company complies with FASB AC 740 for accounting for uncertainty income recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
There is no income tax provision for the Company for the period from Inception through December 31, 2023, as the Company had no taxable income.
The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2023, the unrecognized tax benefits accrual was zero.
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.
The Company is subject to tax filing requirements as a C corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling software and licenses. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. For the years ending December 31st, 2023 and December 31st, 2022 the Company recognized $728,796 and $596,387 in revenue, respectively. The Company has deferred revenue for orders that have been paid but the performance obligations have not been met. The deferred revenues approximate $0 and $26,384 for the years ended December 31, 2023 and December 31, 2022, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $17,058 and $48,789 for the years ended December 31, 2023, and December 31, 2022, respectively.

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes,* or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified a noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows* (Topic 230), *Restricted Cash,* or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification with determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting,* or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31st, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*): Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Depreciation is provided using the straight -line method based on useful lives of the assets. There was $4,701 and $9,385 depreciation expense for the years ended December 31st, 2023, and 2022 respectively.

Fixed assets on December 31, 2023, and 2022 consisted of the following:

	2023	**2022**
Office Furniture	$39,988	$40,633
Computer Equipment	116,543	114,448
Less Accumulated Depreciation	(149,162)	(146,284)
Total	$7,370	$8,808

NOTE 4 – LOAN PAYABLE

The Company has a bank loan with Bancolombia, for an original amount of approximately $46,613. The loan balances are $0 and $6,265 for the years ended December 31, 2023,and December 31, 2022, respectively. The loan maturity date is May 2023, term 36 months.

The Company has an additional bank loan with Bancolombia, for an original amount of approximately $43,700. The loan balances are $0 and $7,046 for the years ended December 31, 2023, and December 31, 2022, respectively. The loan maturity date is June 2023, term 36 months.

The Company has an additional loan with a Investor, for an original amount of $150,000. The loan balances are $0 and $112,500 for the years ended December 31,2023, and December 31, 2022, respectively. The loan maturity date is September 2023, term 12 months.

The Company has an additional bank loan with Bancolombia, for an original amount of approximately $50,237. The loan balances are $15,410.88 and $31,326 for the years ended December 31,2023, and December 31, 2022, respectively. The loan maturity date is December 2024, term 36 months.

The Company has an additional loan with a Investor, for an original amount of $70,000. The loan balances are $58.333 and $0 for the years ended December 31,2023, and December 31, 2022, respectively. The loan maturity date is October 2024, term 12 months.

NOTE 5 – RELATED PARTY

From time to time the Company takes advances from members. The balance of the advances from related parties were $2,601,685 and $2,738,225 for the years ended December 31, 2023, and December 31, 2022, respectively. These advances have no interest rate or specified maturity date. These are eliminated for purposes of consolidating financial statements.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2023, in both the United States and Colombia, The Company is taxed as a C Corporation in the United States

NOTE 7 – EQUITY

Common Stock Outstanding: 5,676,005
Series Seed Shadow Preferred outstanding: 3,275,541
Shares outstanding under datagran INC Equity incentive plan: 697,204
Share Available under datagran INC Equity incentive plan fully diluted: 17,796
Total fully diluted: 9,666,546

NOTE 8 – EQUITY-BASED COMPENSATION

In January 2018, the Company adopted a 2018 Stock Option and Grant Plan (“2018 Plan”) which permits the grant or option of shares to its employees for up to 715,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons’ contributions to the performance of the Company and will align their interests with the interests of the Company’s stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company’s stock at the date of grant or option date. Stock awards generally vest over four years

Shares outstanding under datagran INC Equity incentive plan: 697,204
Share Available under datagran INC Equity incentive plan fully diluted: 17,796

NOTE 9 – FUNCTIONAL AND PRESENTATIONAL CURRENCY

The functional currency of the Company is the primary economic environment in which the Company operates, which is the Colombian Peso (COP).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US Dollars at the exchange rate on the balance sheet date, stockholders’ equity accounts are translated at historical rates, and income and expenses are translated at the periods ending exchange rates.

Exchange rates used for the translation as follows:

3822,05 USD per COP for 2023. Rate provided by Bank of the Republic of Colombia
4256,19 USD per COP for 2022. Rate provided by Bank of the Republic of Colombia.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threateninglitigation against the Company as of December 31, 2023.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operationin 2017 and incurred a loss since inception. The Company's ability to continue is dependent uponmanagement's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus(COVID-19) as a "Public Health Emergency of International Concern," which continues to spreadthroughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and governmentresponses are creating disruption in global supply chains and adversely impacting many industries.The outbreak could have a continued material adverse impact on economic and market conditionsand trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 13 – SUBSEQUENT EVENTS

The Company doesn´t present subsequent events that could affect the result presented here.

Management's Evaluation

Management has evaluated subsequent events through February 28, 2024, the date the financialstatements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Muriel Solano Escobar	Sandra Liliana Ovalle	Omar Ernesto Ruiz
Representante Legal	Contador Publico	Revisor Fiscal
	Tarjeta Profesional	Tarjeta Profesional
	80421-T	91841-T